UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(Amendment No. 3)

Owens Realty Mortgage, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

690828108

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 690828108

1.	Name of Reporting Persons. Freestone Investments LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Washington
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 676,746
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 676,746
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 676,746
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9): 6.6%
12.	Type of Reporting Person: OO

CUSIP No. 690828108

1.	Name of Reporting Persons. Freestone Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 686,103
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 686,103
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 686,103
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9): 6.7%
12.	Type of Reporting Person: IA

CUSIP No. 690828108

1.	Name of Reporting Persons. Gary Furukawa
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power: 103,352
	6.	Shared Voting Power: 789,455
	7.	Sole Dispositive Power: 103,352
	8.	Shared Dispositive Power: 789,455
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 789,455
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9): 7.7%
12.	Type of Reporting Person: IN

Item 1(a).	Name of Issuer:

The name of the issuer is Owens Realty Mortgage, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The principal executive offices of the Issuer are located at 2221 Olympic Boulevard, Walnut Creek, California 94595.

Item 2(a).	Names of Persons Filing:

This Schedule 13G is hereby filed by the persons set forth below.

Freestone Investments LLC

Freestone Capital Management, LLC

Gary Furukawa

Item 2(b).	Address of Principal Business Office, or if None, Residence:

The address of the principal business office for each Reporting Person is set forth below.

Freestone Investments LLC: 701 Fifth Avenue, Suite 7400, Seattle, Washington 98104

Freestone Capital Management, LLC: 701 Fifth Avenue, Suite 7400, Seattle, Washington 98104

Gary Furukawa: 701 Fifth Avenue, Suite 7400, Seattle, Washington 98104

Item 2(c).	Citizenship:

Freestone Investments LLC is a Washington limited liability company.

Freestone Capital Management, LLC is a Delaware limited liability company.

Gary Furukawa is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

This statement relates to the Common Stock of the Issuer (the “Securities”).

Item 2(e).	CUSIP Number:

The CUSIP number of the Securities is 690828108.

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐  Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐   Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐  Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☒  An investment adviser in accordance with section 240.13d - 1(b)(1)(ii)(E).

(f) ☐  An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g) ☐  A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

(h) ☐  A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐   A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐   Group, in accordance with section 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

Ownership is incorporated by reference to items 5-9 and 11 of the cover page of each Reporting Person.

Freestone Investments LLC (“FI”) is the general partner of Freestone Opportunity Partners LP (“FOP”) and Freestone Opportunity Qualified Partners LP (“FOQP”). The number of shares of Common Stock beneficially owned by FI is comprised of 283,738 shares held directly by FOP and 393,008 shares held directly by FOQP.

Freestone Capital Management, LLC (“FCM”) is the investment manager for FOP and FOQP, as well as various managed accounts that own shares of Common Stock. The number of shares of Common Stock beneficially owned by FCM is comprised of 283,738 shares held directly by FOP, 393,008 shares held directly by FOQP and 9,357 shares held in managed accounts and employee accounts (other than in respect of Gary Furukawa personally or family accounts over which he has control).

The percentage disclosed in item 11 of the cover page of each Reporting Person is calculated based upon 10,247,477 shares of Common Stock reported to be outstanding as of November 4, 2016 by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2016 and filed with the Securities and Exchange Commission on November 8, 2016.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Freestone Capital Holdings, LLC (“FCH”), directly or indirectly, owns all of the equity of Freestone Investments LLC and Freestone Capital Management, LLC, and could be deemed to be the beneficial owner of all of the reported securities. Each of Gary Furukawa and Erik Morgan (collectively, the “Directors”) are members of FCH’s board of directors. Each of FCH and each of the Directors expressly declares that the filing of this statement on Schedule 13G shall not be construed as an admission that they are, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, beneficial owners of the Securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 3, 2017

Freestone Investments, LLC

By:	/s/ Scott W. Akins
Scott W. Akins
General Counsel

Freestone Capital Management, LLC

By:	/s/ Scott W. Akins
Scott W. Akins
General Counsel

/s/ Gary I. Furukawa